FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated January 20, 2025

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Banco Santander, S.A. (the “Issuer” or “Banco Santander”) announces its decision to carry out the optional early redemption of all outstanding EUR 1,500,000,000 4,75%. Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities, with ISIN code XS1793250041 and common code 179325004, for a nominal total value of one hundred eighty-seven million six hundred thousand euros (EUR 187,600,000), which are traded on the Global Exchange Market of the Irish Stock Exchange (the “CoCos”).

The early redemption of all of the outstanding CoCos, which has been authorised by the European Central Bank, will be carried out on the first optional early redemption window on the seventh anniversary date of the issuance, falling on the distribution payment date falling on 19 March 2025, pursuant to Conditions of the Preferred Securities of the relevant prospectus of the CoCos (Offering Circular dated 13 March 2018) (the “Terms and Conditions”). The decision of the Issuer to exercise the optional early redemption right is irrevocable, and holders of the CoCos are being informed by means of this announcement of inside information and other foreseen notices, in the form, within the required timeframe, and for the purposes set out in Conditions 6 and 11 of the Terms and Conditions.

The early redemption price, which will be equal to the outstanding nominal value (liquidation preference in the terminology of the prospectus) of each CoCo plus any accrued and unpaid distribution associated to each CoCo up to (but excluding) 19 March 2025, will be paid on such date to the holders of the Preferred Securities by the Principal Paying Agent, in accordance with the Terms and Conditions.

Boadilla del Monte (Madrid), 20 January 2025

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	January 20, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance